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                                  Exhibit 21.1

                                  SUBSIDIARIES

1) Resource Bank, a Virginia corporation, is a wholly owned subsidiary of Resource Bankshares Corporation.

2) Resource Service Corporation, a Virginia corporation, is a wholly owned subsidiary of Resource Bank.
                  (a) Financial Planners Mortgage, L.L.P., is a Virginia general partnership registered as a limited liability partnership, in which Resource Service Corporation owns a 49% interest.

3) Resource Capital Trust I, a Delaware business trust, is a wholly-owned subsidiary of Resource Bankshares Corporation.

4) CW and Company of Virginia, a Virginia corporation, is a wholly-owned subsidiary of Resource Bank.

5) PRC Title LLC, a Virginia limited liability company, is a wholly-owned subsidiary of Resource Bank.

6) Resource Capital Trust II, a Delaware business trust, is a wholly-owned subsidiary of Resource Bankshares Corporation